

October 26, 2022

Craig Abrahams
President and Chief Financial Officer
Playtika Holding Corp.
HaChoshlim St 8
Herzliya Pituach, Israel

> **Re: Playtika Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 2, 2022**
> **File No. 001-39896**

Dear Craig Abrahams:

We have reviewed your October 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Adjusted EBITDA to net income, page 69

1. We note your response to prior comment 7. We continue to believe that calculations of Adjusted EBITDA that eliminate recurring cash-based compensation incurred during the ordinary course of business, would be inconsistent with the guidance in Rule 100(b) of Regulation G and Q&A 100.01 of the C&DI on Non-GAAP Financial Measures. Any changes in Adjusted EBITDA arising from stock settlement and the run-out of the Retention Plans could be explained in a footnote to your reconciliation and in the MD&A. Please revise.

<u>Financial Statements</u>
<u>Note 1. Organization and Summary of Significant Accounting Policies</u>
<u>Description of business and organization, page 87</u>

2.   We note your response to prior comment 1. Please tell us your consideration of each of the game studios as an operating segment and the respective general manager as a segment manager based on the guidance in ASC 280-10-50-1 through 50-9. Your response indicates that you do not allocate resources based upon individual studio profitability measures. However, we note statements made by your Chief Executive Officer and others in the May 10, 2022 earnings call which suggest that resource allocation decisions are based, in part, on ROI metrics at a level below the consolidated basis. Please clarify if the CODM allocates resources based on alternative measures such as the individual studios' respective contribution margins or ROI.

    You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology